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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Amendment No. 2
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COST PLUS, INC.
(Name of Subject Company (Issuer))

BLUE CORAL ACQUISITION CORP.
(Offeror)
A Wholly Owned Subsidiary of
 BED BATH & BEYOND INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

221485105
(CUSIP Number of Class of Securities)

Allan N. Rauch
Vice President—Legal and General Counsel
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
Tel: (908) 688-0888
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Peter Samuels, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$583,836,616.00	$66,902.68

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 22,515,752 shares of common stock, par value $0.01 per share, at $22.00 per share. The transaction value also includes the aggregate offer price for 3,946,486 shares issuable pursuant to outstanding options with an exercise price less than $22.00 per share and the aggregate offer price for 75,790 shares issuable pursuant to outstanding deferred stock units. The share numbers have been provided to the Offerors by the Issuer and are as of May 23, 2012.

**
Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$66,902.68	Filing Party:	Blue Coral Acquisition Corp. and Bed Bath & Beyond Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	May 25, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Amendment No. 2 ("Amendment No. 2") further amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 25, 2012, as amended and supplemented by Amendment No. 1 filed on June 6, 2012 (together with any other amendments and supplements thereto, the "Schedule TO"), by Bed Bath & Beyond Inc., a New York corporation ("Parent"), and Blue Coral Acquisition Corp., a California corporation ("Purchaser") and a direct wholly owned subsidiary of Parent, relating to the offer by Purchaser to purchase all of the outstanding common stock, par value $0.01 per share ("Shares"), of Cost Plus, Inc., a California corporation ("Cost Plus"), at a price of $22.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated May 25, 2012 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).

        Except as otherwise set forth below, the information set forth in the Offer to Purchase remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

        The item of the Schedule TO set forth below is hereby amended and supplemented as follows:

Item 11.    Additional Information.

        The last sentence of the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals—Litigation" is deleted in its entirety and replaced with the following sentence:

        "The District Court will hold a hearing on that motion on June 25, 2012."

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 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2012

Blue Coral Acquisition Corp.
By:	/s/ ALLAN N. RAUCH
Name: Title:	Allan N. Rauch Secretary
Bed Bath & Beyond Inc.
By:	/s/ EUGENE A. CASTAGNA
Name: Title:	Eugene A. Castagna Chief Financial Officer

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  Item 11. Additional Information .
SIGNATURES